UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: August 10, 2026	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 43.6% YoY INCREASE IN JULY 2026 REVENUE; NEW RECORD HIIGH MONTHLY REVENUE LEVEL SINCE 2014

Hsinchu, Taiwan, August 10, 2026 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of July 2026. This represents the record highest monthly revenue since 2014. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$32.27 to US$1.00 as of July 31, 2026.

Revenue for the month of July 2026 was NT$2,823.0 million or US$87.5 million, representing an increase of 11.2% from June 2026, and an increase of 43.6% from July 2025. The Company noted it continues to benefit from ongoing revenue strength led by a persistent AI-related demand/supply imbalance. The Company is working closely with customers to support their near- and long-term needs, and remains disciplined in investing in footprint expansion, with new capacity being used to meet customers’ demands.

Consolidated Monthly Revenues (Unaudited)
	July 2026	June 2026	July 2025	MoM Change	YoY Change
Revenues (NT$ million)	2,823.0	2,538.4	1,965.9	11.2%	43.6%
Revenues (US$ million)	87.5	78.7	60.9	11.2%	43.6%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.